Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Laura Crotty

Re:	Smart for Life, Inc.
Registration Statement on Form S-1
File No. 333-261699

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Smart for Life, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Standard Time, on Monday, February 14, 2022, or as soon as thereafter possible.

Also, the Company authorizes Louis A. Bevilacqua at Bevilacqua PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Bevilacqua at (202) 869-0888 (ext. 100) as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton President